-------------------------------------------------------------
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                         -----------------

                             FORM 11-K
                           --------------

/x/     Annual report pursuant to Section 15(d) of the Securities Exchange Act
        of 1934   (No Fee Required)


For the Fiscal Year Ended December 31, 1997

                                 OR

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                      to

 Commission file number 000-20913

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       Teleport Communications Group Inc.
                            Retirement Savings Plan


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Teleport Communications Group Inc.
                      437 Ridge Road, Executive Building 3
                               Dayton, NJ 08810

 ------------------------------------------------------------------------

TELEPORT COMMUNICATIONS GROUP INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS




                                                                       Page




INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
 DECEMBER 31, 1997 AND 1996:

 Statements of Net Assets Available for Benefits                         2

 Statements of Changes in Net Assets Available for Benefits              3

 Notes to Financial Statements                                         4 - 12


SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1997 AND
 FOR THE YEAR THEN ENDED:

 Item 27(a) - Schedule of Assets Held for Investment                     13

 Item 27(d) - Schedule of Reportable Transactions                        14

INDEPENDENT AUDITORS' REPORT


Teleport Communications Group Inc.
Retirement Savings Plan


We have audited the accompanying statements of net assets available for benefits of the Teleport Communications Group Inc. Retirement Savings Plan (the "Plan" ) as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules are subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




June 23, 1998

TELEPORT COMMUNICATIONS GROUP INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

                                                  1997          1996
                                                  ----          ----


INVESTMENTS - At fair value:
  Money market funds                         $ 3,943,470   $ 3,401,032
  Common stock                                 7,823,970     2,023,863
  Value of interest in registered
   investment companies                       32,853,436    21,240,429
  Loans to participants                        1,407,871       943,882
                                             -----------   -----------
           Total investments                  46,028,747    27,609,206
                                             -----------   -----------
RECEIVABLES:
  Employer contributions                         629,430       435,767
  Participant contributions                      433,272       282,617
  Participant loans due                           37,951        34,076
                                             -----------   -----------
           Total receivables                   1,100,653       752,460
                                             -----------   -----------

  NET ASSETS AVAILABLE FOR BENEFITS          $47,129,400   $28,361,666
                                             ===========   ===========

See notes to financial statements.

TELEPORT COMMUNICATIONS GROUP INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


                                                      1997          1996
                                                      ----          ----

EARNINGS ON INVESTMENTS:
  Interest and dividends                        $    215,831   $    148,530
  Net realized and unrealized appreciation
     (depreciation) on common stock                3,377,386        400,980
  Net gain from registered investment
     companies                                     5,234,296      3,572,437
                                                ------------   ------------
           Total earnings on investments           8,827,513      4,121,947
                                                ------------   ------------
CONTRIBUTIONS:
  Employer                                         3,811,671      2,443,876
  Participant                                      6,151,839      3,980,473
  Rollovers                                        1,348,174      2,704,198
  Transfer in from the Eastern TeleLogic
   Corporation Retirement Savings Plan             1,011,914              -
                                                ------------   ------------

           Total contributions                    12,323,598      9,128,547
                                                ------------   ------------
DISTRIBUTIONS TO PARTICIPANTS                     (2,383,377)      (907,192)
                                                ------------   ------------
NET INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS                          18,767,734     12,343,302

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                               28,361,666     16,018,364
                                                ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                   $ 47,129,400   $ 28,361,666
                                                ============   ============


See notes to financial statements.

TELEPORT COMMUNICATIONS GROUP INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The more significant accounting and reporting policies followed in the preparation of the financial statements of the Teleport Communications Group Inc. Retirement Savings Plan (the "Plan" ) are:

     a. Investment Valuation - Investments in securities listed on national securities exchanges are valued at the closing composite price published for the last business day of the year. Other investments are stated at fair value as determined by the trustee.

     b. Investment Transactions and Investment Income - Investment transactions are accounted for on the trade date of purchases or sales. Realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the Plan year. Dividend income earned is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned.
          Total income of each fund is allocated quarterly to participants' accounts within the fund based on the participants' relative beginning balances adjusted for withdrawals and contributions.

     c. The Internal Revenue Service has determined and informed the Company by letter dated April 26, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). The Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     d. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2.   PLAN DESCRIPTION

     The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     a. General - The Plan is a defined contribution plan established effective January 1, 1992 to provide benefits to qualified employees of Teleport Communications Group Inc. ("TCG") and certain affiliates (referred to herein collectively as the "Company") which, at December 31, 1997, is owned 22.37 percent by Cox Teleport, Inc. ("Cox"), a wholly-owned subsidiary of Cox Communications, Inc., 28.49 percent by TCI Teleport, Inc. ("TCI"), a wholly-owned subsidiary of Tele-Communications, Inc., 14.66 percent by Comcast Teleport, Inc. ("Comcast"), a wholly-owned subsidiary of Comcast Corporation and
          34.48 percent by public shareholders. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

          During 1992, Merrill Lynch Group, Inc., which is a wholly-owned subsidiary of Merrill Lynch & Co., Inc., ("ML & Co.") sold its ownership interest in the Company to Cox and TCI. The accounts of employees of the Company who were participants under various Merrill Lynch & Co., employee benefit plans (the "ML & Co. Plans") were transferred into the Plan.

          Effective March 14, 1997, the Eastern TeleLogic Corporation Retirement Savings Plan, a defined contribution plan established for the employees of TCG Delaware Valley, merged into the TCG Retirement Savings Plan. The participants of the Eastern TeleLogic Corporation Retirement Savings Plan transferred assets of $1,011,914 to the Plan.

     b. Administration of the Plan - The Administrative Committee is appointed by the Board of Directors (the "Board") of the Company and serves as a fiduciary of the Plan. The Administrative Committee has general responsibility for the administration and interpretation of the Plan.

     c. Participation - Certain employees of the Company who had been participating under various ML & Co. Plans became participants under this Plan on January 1, 1992. For purposes of electing 401(k) contributions, employees of the Company who had completed one year of service as of January 1, 1992 became participants as of that date. Effective December 31, 1997, an employee shall become a participant for purposes of electing 401(k) savings contributions on the first day of any calendar quarter coincident with or next following the date of hire.

          For purposes of sharing in retirement contributions made by the Company, employees who had completed one year of service and attained age 21 as of January 1, 1992 became participants as of that date. Each other employee shall become a participant on the first day of any calendar quarter coincident with or next following the date on which he has completed one year of service and attained age 21.

     d. Contributions - The Plan consists of the following two components: (1) a 401(k) savings component under which a participant may elect to defer a portion of his eligible compensation for contribution to the Plan and the Company will match a portion of the participant's contributions, and (2) a retirement savings component under which the Company contributes a specified percentage of a participant's compensation based on the participant's years of service.

          Under the 401(k) component, a participant may elect to contribute from 1 to 15 percent of his compensation to the Plan on a before-tax basis. A participant shall receive a Company matching contribution equal to 50 percent of the first six percent of his compensation contributed up to a maximum of $1,500 per year.

          Under the retirement savings component, the Company shall contribute quarterly an amount equal to a percentage of the participant's eligible compensation based on years of service as follows:


                                          Percentage of Eligible Compensation

                  Years of Service        Up to Compensation   Over Compensation
                  on Each January 4,         Threshold             Threshold

               less than five                    2.0%                 1.0%
               at least 5 but less than 10       3.0%                 1.5%
               at least 10 but less than 15      4.0%                 2.0%
               at least 15 but less than 20      5.0%                 2.5%
               at least 20 but less than 25      6.0%                 3.0%
               at least 25 but less than 30      7.0%                 3.5%
               30 or more                        8.0%                 4.0%

          The compensation threshold is equal to three-quarters of the annual compensation limit prescribed by Code section 401(a)(17) in effect for the Plan year. The compensation threshold was $120,000 for the year ended December 31, 1997 and $150,000 for the year ended December 31, 1996. Employee contributions are not required in order to receive Company retirement contributions.

     e. Investment Designation - Each participant shall have the right to direct the investment of his accounts in increments of at least five percent among the investment funds made available by the Company. Each participant shall have the opportunity to change the investment direction or reallocate existing account balances as needed by utilizing the voice response system established with Merrill Lynch. The Plan includes the following funds in which participants can elect to invest their Plan assets:

              Merrill Lynch  Retirement  Reserves Money Fund - seeks to provide
              current  income  by  investing  in  a  diversified   portfolio  of
              short-term  money  market  securities  such  as  U.S.   government
              securities, bank certificates of deposit and commercial paper.

              Merrill Lynch Corporate Bond Fund - seeks to provide income and, secondarily, growth by investing in a portfolio of high quality corporate bonds.

              Merrill Lynch Capital Fund - seeks to achieve the highest total return (growth and income) by investing in stocks, bonds and convertible securities.

              Merrill Lynch Basic Value Fund - seeks to provide growth by investing primarily in stocks that the fund manager believes are selling below book value or at an historically low price/earnings ratio.

              Merrill Lynch Growth Fund for Investment and Retirement - seeks to provide growth and, secondarily, income by investing in companies that the fund manager believes offer attractive growth prospects at reasonable value.

              TCG Stock Fund - Effective November 1, 1996, the Plan offered the Company's Class A Common Stock as an investment option. The Plan purchases shares on the open market. As of December 31, 1997 and 1996, 113,553 shares and 36,168 shares, with a total market value of $6.2 million and $1.1 million, respectively, had been purchased under the Plan.

          The Plan also includes a Merrill Lynch Common Stock Fund which consists of participants' shares of Merrill Lynch common stock acquired under the ML&Co. Plans and transferred into the Plan. No contributions to the Merrill Lynch Common Stock Fund are allowed under the Plan.

     f. Loans - Effective January 1, 1993, a participant may apply for a loan in an aggregate amount equal to, or less than, the lesser of: (1) $50,000 less the highest outstanding loan balance during the preceding 12 months or (2) 50 percent of the vested value of his 401(k) savings and Company matching accounts. The minimum loan permitted is $1,000. Repayment of a loan must be made over a period not to exceed five years (10 years on loans for a primary residence).

     g. Withdrawals - A participant can make limited withdrawals from the Plan as described below:

              Five-Year Participant Withdrawals - A participant may withdraw up to 100 percent of his Company matching account if he has not yet reached age 59 1/2 and has participated in the Plan for at least five years, including participation in the ML & Co. Plans.

              Long-Term Disability Withdrawals - During a period of disability, a participant may withdraw up to 100 percent of the value of his 401(k) savings account, and if fully vested, up to 100 percent of his Company matching account.

              Age 59 1/2 Withdrawals - Upon reaching age 59 1/2, a participant may withdraw up to 100 percent of the value of his 401(k) savings account, and if fully vested, up to 100 percent of his Company matching account.

              Hardship Withdrawals - A participant may request a hardship withdrawal from his 401(k) savings account, and if fully vested, from his Company matching account. The request cannot exceed the amount required to fulfill the need caused by the financial hardship. Hardship withdrawals may be requested for tuition and related expenses, unreimbursed medical expenses exceeding $500 annually, costs directly related to the purchase of a principal residence (excluding mortgage payments) and costs to prevent eviction from, or foreclosure on, a principal residence. Before receiving a hardship withdrawal, a participant must have taken the maximum loan amount available under the Plan.

              PAYSOP Shares Withdrawals - A participant may elect withdrawals from his PAYSOP account, in cash or shares, after the beginning of the month following the 84th month from the date the shares were initially allocated to his account under the ML&Co. Employee Stock Ownership Plan.

     h. Distributions - Upon retirement or termination of service, the participant is entitled to a distribution of the vested portion of his account balance. If the participant's account balance is $3,500 or less, the participant shall receive a lump sum distribution as soon as practicable after retirement or termination of service. If the value of a participant's account exceeds $3,500, the participant can defer receipt of his account balances until he reaches age 65. All benefits shall be paid in the form of a lump sum distribution in cash, except that a participant may request that distributions from the Merrill Lynch Common Stock Fund be paid in whole shares of stock.

          A participant must begin receiving distributions of his benefits no later than the first day of April following the calendar year in which he attains age 70 1/2, even if he is still employed by the Company.

          Upon the death of a participant, a lump sum distribution equal to the value of the vested portion of the participant's account shall be made to his beneficiary as soon as practicable after the participant's death.

     i. Vesting - A participant is always 100 percent vested in his amounts transferred from the ML & Co. Plans, employee contributions and rollover amounts from other plans. Participants become fully vested in Company retirement contributions upon the earlier of completion of five years of service, disability, death or attainment of age 65.

          Participants become vested in Company matching contributions as follows:


                     Years of Service                   Vesting Percentage
                     ----------------                   ------------------
                 Less than one                                  0%
                 One, but less than two                        20%
                 Two, but less than three                      40%
                 Three, but less than four                     60%
                 Four, but less than five                      80%
                 Five or more                                 100%

          For purposes of determining a participant's vesting percentage, service is counted from the later of the date the participant began working with the Company or any past or future owners and October 1, 1987.

     j. Expenses - Expenses of administering the Plan may be paid out of Plan assets if the Company does not pay such expenses directly.

     k.   Forfeitures  -  Forfeitures   shall  be  applied  to  reduce   Company
          contributions.

     l. Amendment or Discontinuance of the Plan - The Company will terminate the Plan immediately preceding the consummation of the Merger with AT&T Corp., a New York Corporation ("AT&T") (see Subsequent Event footnote). At that time TCG employees will have the option to roll over into the AT&T Long Term Savings Plan or an IRA, or take a distribution that will be subject to an early withdrawal penalty and taxes.

3.   INFORMATION CERTIFIED BY THE TRUSTEE

     The following information was prepared by Merrill Lynch Trust Company, as trustee, and furnished to the plan administrator. The plan administrator has obtained certification from the trustee that such information as of December 31, 1997 and 1996 is complete and accurate.

                                                        1997         1996
                                                        ----         ----
      Investments at fair value as determined
      by quoted market price:
         Corporate Bond Fund                        $ 1,559,995  $ 1,261,602
         Capital Fund                                 5,278,239    3,450,301
         Basic Value Fund                             8,745,913    5,215,715
         Growth Fund for Investment and Retirement   17,269,289   11,312,811
         Merrill Lynch & Co. Common Stock Fund        1,592,759      920,192
         TCG Stock Fund                               6,231,211    1,103,671

       Investments at estimated  fair value as
       determined by Merrill Lynch Trust
       Company:
         Retirement Reserves Money Fund               3,943,470    3,371,711
         CMA Money Fund                                       -       29,321
         Loan Fund                                    1,407,871      943,882
                                                    -----------  -----------
         Total Plan investments                     $46,028,747  $27,609,206
                                                    ===========  ===========

     In addition, interest, dividends, net realized and unrealized appreciation or depreciation, and net investment gain from registered investment companies included in the caption "Earnings on Investments" have been derived from statements certified by the Trustee for the years ended December 31, 1997 and 1996. The "Earnings on Investments" for the years ended December 31, 1997 and 1996 are comprised of the following:

                                                        1997         1996

       Interest and Dividends:
         Merrill Lynch & Co. Common Stock Fund       $   16,589   $   13,500
         Retirement Reserves Money Fund                 187,611      133,865
         Loan Fund                                            -            -
         TCG Stock Fund                                  11,631        1,165
                                                     ----------   ----------
                                                     $  215,831   $  148,530
                                                     ==========   ==========
       Net realized and unrealized appreciation
       of investments as determined by
       quoted market prices:
         Merrill Lynch & Co. Common Stock Fund       $  712,517   $  351,212
         TCG Stock Fund                               2,664,869       49,768
                                                     ----------   ----------
                                                     $3,377,386   $  400,980
                                                     ==========   ==========

       Net investment gain from registered investment
       companies:
         Corporate Bond Fund                         $  119,497   $   38,329
         Capital Fund                                   876,127      378,018
         Basic Value Fund                             1,800,840      703,880
         Growth Fund for Investment and Retirement    2,437,832    2,452,210
                                                     ----------   ----------
                                                     $5,234,296   $3,572,437
                                                     ==========   ==========

4.   ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

     The following is a summary of the allocation, by fund, of net assets available for benefits at December 31, 1997 and 1996:

                                                        1997             1996
                                                        ----             ----

            Corporate Bond Fund                     $  1,592,164    $  1,294,331
            Capital Fund                               5,380,912       3,525,662
            Basic Value Fund                           8,939,047       5,355,997
            Growth Fund for Investment
            and Retirement                            17,678,105      11,629,539
            Merrill Lynch & Co. Common Stock Fund      1,592,759         920,192
            Retirement Reserves Money Fund             4,139,528       3,509,629
            TCG Stock Fund                             6,399,014       1,153,113
            CMA Money Fund                                     -          29,321
            Loan Fund                                  1,407,871         943,882
                                                    ------------    ------------
            Net assets available for benefits       $ 47,129,400    $ 28,361,666
                                                    ============    ============

5.   OTHER INFORMATION RELATED TO CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

     Other changes in net assets available for benefits, by fund, for the years ended December 31, 1997 and 1996 were as follows:
                                                          1997           1996
                                                          ----           ----
       Employer contributions:
         Corporate Bond Fund                         $   142,042     $  121,907
         Capital Fund                                    383,227        277,316
         Basic Value Fund                                685,085        452,778
         Growth Fund for Investment and Retirement     1,488,952      1,098,716
         Retirement Reserves Money Fund                  693,001        454,416
         TCG Stock Fund                                  419,364         38,743
                                                      ----------     ----------
       Total                                          $3,811,671     $2,443,876
                                                      ==========     ==========
       Participant contributions:
         Corporate Bond Fund                          $  237,277     $  210,321
         Capital Fund                                    698,351        510,929
         Basic Value Fund                              1,257,825        850,084
         Growth Fund for Investment and Retirement     2,792,001      2,023,845
         Retirement Reserves Money Fund                  440,461        342,956
         TCG Stock Fund                                  725,924         42,338
                                                      ----------     ----------
       Total                                          $6,151,839     $3,980,473
                                                      ==========     ==========
       Rollover contributions:
         Corporate Bond Fund                          $    8,858     $  101,673
         Capital Fund                                    139,287        233,491
         Basic Value Fund                                234,624        765,505
         Growth Fund for Investment and Retirement       499,929        935,794
         Retirement Reserves Money Fund                  111,663        665,565
         TCG Stock Fund                                  353,813          2,170
                                                      ----------     ----------
       Total                                          $1,348,174     $2,704,198
                                                      ==========     ==========
       Distributions to participants:
         Corporate Bond Fund                          $   76,737     $   39,436
         Capital Fund                                    266,541        104,726
         Basic Value Fund                                335,740        128,924
         Growth Fund for Investment and Retirement       820,645        533,247
         Retirement Reserves Money Fund                  801,340         57,955
         Merrill Lynch & Co. Common Stock Fund            28,151          5,806
         Loan Fund                                        29,040         37,098
         TCG Stock Fund                                   25,183              -
                                                      ----------     ----------
       Total                                          $2,383,377     $  907,192
                                                      ==========     ==========
       Transfer in from the Eastern TeleLogic
        Corporation Retirement Savings Plan:
         Corporate Bond Fund                          $   29,882     $        -
         Capital Fund                                    124,852              -
         Basic Value Fund                                250,610              -
         Growth Fund for Investment and Retirement       379,433              -
         Retirement Reserves Money Fund                   62,431              -
         TCG Stock Fund                                  164,706              -
                                                      ----------     ----------
       Total                                          $1,011,914     $        -
                                                      ==========     ==========
       Transfers from (to) other funds:
         Corporate Bond Fund                          $ (162,986)    $ (110,780)
         Capital Fund                                   (100,053)      (208,366)
         Basic Value Fund                               (310,194)      (252,121)
         Growth Fund for Investment and Retirement      (728,936)    (1,008,312)
         Retirement Reserves Money Fund                  (93,249)        43,522
         Merrill Lynch & Co. Common Stock Fund           (28,388)       (34,820)
         Loan Fund                                       930,777        551,948
         TCG Stock Fund                                  493,029      1,018,929
                                                      ----------     ----------
       Total                                          $        -     $        -
                                                      ==========     ==========
                                              11

6.      SUBSEQUENT EVENT

        On January 8, 1998, TCG entered into an Agreement and Plan of Merger (the "AT&T Agreement") with AT&T and TA Merger Corp., a Delaware corporation and a wholly-owned subsidiary of AT&T ("AT&T Merger Sub"), pursuant to which, subject to satisfaction of the closing conditions specified therein, AT&T Merger Sub would merge with and into TCG, with TCG surviving as a wholly-owned subsidiary of AT&T (the "AT&T Merger").

        There can be no assurance that the AT&T Merger will be successfully consummated or, if successfully completed, when it might be completed. On or about July 15, 1998 the AT&T Merger is expected to close.

        The TCG Plan will terminate immediately preceding the consummation of the Merger with AT&T. Participants of the Plan will have the option to roll over into the AT&T Long Term Savings Plan, which is a Defined Contribution Plan, or an IRA, or take a distribution that will be subject to an early withdrawal penalty and taxes. Participants will be designated as Management employees or Occupational employees based on band level and job description.

        Management employees will enroll in the Long Term Savings Plan with Fidelity as the record keeper. Upon joining AT&T, participation in the plan is immediate. Employees can elect to contribute from 2% to 16% of their salary and after one year of service, including TCG service, AT&T will match 66 2/3% of the first 6% contributed. Employees can designate which Fidelity funds the Company match will roll into.

        Occupational employees will enroll in the Long Term Savings Plan with Wells Spring as the record keeper. Six consecutive months of service is required for participation in the plan, including TCG service. Employees can elect to contribute from 2% to 16% of their salary and after one year of service, which includes TCG service, AT&T will match 66 2/3% of the first 6% contributed based on a matching contribution table. The company match will go directly to the purchase of shares in the AT&T Stock Fund.




                                             * * * * * *

TELEPORT COMMUNICATIONS GROUP INC.
RETIREMENT SAVINGS PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 1997
-------------------------------------------------------------------------------------------------------
                                                     Description of                         Current
               Identity of Issue                       Investment            Cost            Value

Merrill Lynch Retirement Reserves Money Fund        Money Market Fund     $ 3,963,668      $ 3,943,470

Merrill Lynch & Co. Common Stock Fund                 Common Stock            312,418        1,592,759

Merrill Lynch Corporate Bond Fund                      Mutual Fund          1,336,762        1,559,995

Merrill Lynch Capital Fund                             Mutual Fund          4,620,579        5,278,239

Merrill Lynch Basic Value Fund                         Mutual Fund          6,754,759        8,745,913

Merrill Lynch Growth Fund for Investment and           Mutual Fund         13,798,412       17,269,289
 Retirement

Loan Fund                                        Loans receivable, 7 to     1,432,096        1,407,871
                                                 10 % interest, repaid
                                                 through bi-weekly
                                                 payroll deductions up
                                                 to 120 months


                                                   TCG Class A Common
TCG Stock Fund                                         Stock Fund           3,351,867        6,231,211
                                                                         -------------    -------------

Total Assets Held for Investment                                          $35,570,561      $46,028,747
                                                                         =============    =============


TELEPORT COMMUNICATIONS GROUP INC.
RETIREMENT SAVINGS PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------

                                              Description of   Number of     Number of    Total Value   Total Value    Net Gain/
              Identity of Issue                    Assets      Purchases       Sales       Purchases       Sales         (Loss)

Merrill Lynch Retirement Reserves Money Fund   Money Market
                                                   Fund           239           133         $2,488,742    $1,967,486   $     -

Merrill Lynch Capital Fund                      Mutual Fund       137           132          1,944,567       520,728     40,138

Merrill Lynch Basic Value Fund                  Mutual Fund       185           174          3,180,851       898,920    124,186

Merrill Lynch Growth Fund for Investment and    Mutual Fund       233           220          7,165,046     2,344,283    320,465
 Retirement

CMA Money Fund                                 Money Market
                                                   Fund           103           101          2,515,627     2,544,949          -

TCG Stock Fund                                  TCG Class A
                                               Common Stock
                                                   Fund           197            72          3,611,876     1,313,911    370,941



                                    SIGNATURES


         Pursuant to the  requirements  of the Securities  Exchange Act of 1934,
the  Registrant  has   caused  this report to be signed on its behalf of the
undersigned, thereunto  authorized.


                                            TELEPORT COMMUNICATIONS GROUP INC.




Dated:   June 30, 1998                    By:    /s/ Maria Terranova-Evans
                                                 -------------------------

                                          Name:  Maria Terranova-Evans
                                          Title: Vice President and Controller
                                                 (Principal Accounting Officer)